Exhibit 21

SUBSIDIARIES OF THE REGISTRANT
The Registrant’s principal subsidiaries are listed below. In addition, the Registrant has approximately 493 subsidiaries that are not required to be listed pursuant to SEC rules.

Name	Location of Formation

Public Storage OP, LP	Delaware
Public Storage Operating Company	Maryland
PS LPT Properties Investors	Maryland
PS California Holdings, Inc	Delaware
PS Simply Storage, LLC	Delaware

The Registrant directly or indirectly owns 100% of the subsidiaries listed above.